SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 1)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:
Securities Act Rule 801 (Rights Offering) ☐
Securities Act Rule 802 (Exchange Offer) ☑
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(c)(Third Party Tender Offer) ☑
Exchange Act Rule 14e-2(d) (Subject Company Response) ☐
Gemplus International S.A.

(Name of Subject Company)
n/a

(Translation of Subject Company’s Name into English (if applicable))
Luxembourg

(Jurisdiction of Subject Company’s Incorporation or Organization)
Axalto Holding N.V.

(Name of Person(s) Furnishing Form)
Common Stock

(Title of Class of Subject Securities)
Common Stock ISIN LU012170629-4

(CUSIP Number of Class of Securities (if applicable))
Alex J. Mandl
President and Chief Executive Officer
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
n/a

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
Not applicable.
Item 2. Informational Legends
A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included on the first pages of the documents filed as Exhibit A and Exhibit B.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
The following documents are attached as exhibits to this Amendment No. 1 to Form CB.
A.	Joint press release, dated May 19, 2006 and issued by Axalto Holding N.V. (“Axalto”) and Gemplus International S.A. (“Gemplus”), concerning the clearance by the European Commission of the proposed Axalto and Gemplus combination under the EU merger regulation, with specific undertakings.*

B.	Joint press release, dated May 26, 2006 and issued by Axalto and Gemplus, concering the scheduling of the first steps to close the proposed Axalto and Gemplus combination.
* Previously furnished on Form CB on May 22, 2006.
PART III — CONSENT TO SERVICE OF PROCESS
A written irrevocable consent and power of attorney on Form F-X was filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2006. Axalto will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV — SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Olivier Piou

Name: Mr. Olivier Piou
Title: Chief Executive Officer
Dated: May 26, 2006

EXHIBITS
A.	Joint press release, dated May 19, 2006 and issued by Axalto Holding N.V. (“Axalto”) and Gemplus International S.A. (“Gemplus”), concerning the clearance by the European Commission of the proposed Axalto and Gemplus combination under the EU merger regulation, with specific undertakings.*

B.	Joint press release, dated May 26, 2006 and issued by Axalto Holding N.V. (“Axalto”) and Gemplus International S.A. (“Gemplus”), concering the scheduling of the first steps to close the proposed Axalto and Gemplus combination.
* Previously furnished on Form CB on May 22, 2006.